# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Adagene Inc., CIK 0001818838
CUSIP: 005329107
Title of class of securities: Ordinary shares, par value US$0.0001 per share
Address of issuer's principal executive offices: 4F, Building C14, No. 218, Xinghu Street, Suzhou Industrial Park, Suzhou, Jiangsu Province, China (F4), 215123
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000950103-22-001223
Filed by CIK 0001678057

## Reporting persons
- WuXi PharmaTech Healthcare Fund I L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,891,594; sole dispositive power 0; shared dispositive power 2,891,594; aggregate amount beneficially owned 2,891,594 (3.5% of the class)
- WuXi AppTec Co., Ltd.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: China (F4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,891,594; sole dispositive power 0; shared dispositive power 2,891,594; aggregate amount beneficially owned 2,891,594 (3.5% of the class)

## Item 1. Issuer
Name of issuer: Adagene Inc.
Address of issuer's principal executive offices: 4F, Building C14, No. 218, Xinghu Street, Suzhou Industrial Park, Suzhou, Jiangsu Province, F4, 215123.

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") are:

WuXi PharmaTech Healthcare Fund I L.P. ("PharmaTech")
WuXi AppTec Co., Ltd. ("AppTec Co")

The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.
Address of principal business office or, if none, residence:
288 Fute Zhong Road
Pudong New Area
Shanghai 200131, China
Citizenship:
PharmaTech Cayman Islands
AppTec Co China

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
CUSIP Number 005329107 has been assigned to the American Depositary Shares ("ADS") of the Issuer, which are quoted on the Nasdaq Global Market under the symbol "ADAG". Each ADS represents 1.25 ordinary shares of the Issuer. No CUSIP has been assigned to the Issuer's ordinary shares.

Row 9 of each Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of ordinary shares of the Issuer beneficially owned by such Reporting Person as of June 30, 2026 and is incorporated by reference.

PharmaTech directly holds 2,891,594 ordinary shares held in the form of 2,313,275 ADS. AppTec Co is the indirect parent company, and ultimate beneficial owner of, PharmaTech and shares voting and investment authority over these shares.
Percent of class: Row 11 of each Reporting Person's cover page to this Schedule 13G sets forth the percentages of the ordinary shares of the Issuer beneficially owned by such Reporting Person as of June 30, 2026 and is incorporated by reference. The percentage set forth in each row 11 is based upon 82,564,493 ordinary shares outstanding (including in the form of American Depositary Shares) as of April 6, 2026, as reported in the Issuer's prospectus supplement dated April 2, 2026 filed with the Securities and Exchange Commission (the "SEC") on April 2, 2026.
Sole power to vote or to direct the vote: Row 5 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2026 and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2026 and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2026 and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2026 and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement by WuXi PharmaTech Healthcare Fund I L.P. and WuXi AppTec Co., Ltd., dated as of January 7, 2021 (incorporate by reference to Exhibit 99.1 from Schedule 13G filed by the Reporting Persons on January 8, 2021).

## Signatures
- WuXi PharmaTech Healthcare Fund I L.P.: /s/ Ming Shi, Ming Shi, Director (08/14/2026)
- WuXi AppTec Co., Ltd.: /s/ Ming Shi, Ming Shi, Director (08/14/2026)